UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  CYBRDI, INC.
                                (Name of Issuer)

                           COMMON STOCK. NO PAR VALUE
                         (Title of Class of Securities)

                                    23254K100
                                 (CUSIP Number)

                            JEFFREY G. KLEIN, ESQUIRE
                            2600 NORTH MILITARY TRAIL
                                    SUITE 270
                              BOCA RATON, FL 33431
                                  (561)997-9920
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   02/10/2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1.   Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).
                           YanBiao Bai

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a)  [X]
                                                            (b)  [ ]

________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions) SC

________________________________________________________________________________

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                          [ ]

________________________________________________________________________________
6.   Citizenship or Place of Organization :  People's Republic of China

                  ______________________________________________________________
Number of         7.    Sole Voting Power
                              -0-
Shares            ______________________________________________________________

Beneficially      8.    Shared Voting Power
                            9.156,397
Owned by          ______________________________________________________________
                  9.    Sole Dispositive Power
Each                          -0-

Reporting        _______________________________________________________________
Person With      10.    Shared Dispositive Power
                            9,156,397
________________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
      9,156,397

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
         18.15%

________________________________________________________________________________
14. Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

Common Stock, No par Value of Cybrdi, Inc. 401 Rosemont Ave. Frederick, MD 21701

ITEM 2. IDENTITY AND BACKGROUND

     (a)  YanBiao Bai

     (b) Business address:. 29 South Chang'an Road Xi'an, ShaanXi, People's Republic of China 710061

     (c) Mr. Bai serves as the CEO of Cybrdi, Inc. He also serves as CEO and president of Shaanxi Chaoying Beauty, Inc. located at 29 South Chang an Road in Xi'an, China. Shaanxi Chaoying distributes beauty supplies throughout the People's Republic of China.

     (d) During the last five years, Mr. Bai has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Bai has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Bai is a citizen of the People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities referenced herein were acquired pursuant to an agreement and plan of merger between Cybrdi, Inc. f/k/a Certron Corporation, pursuant to which Certron acquired all of the issued and outstanding shares of common stock of Cybrdi, Inc., a Maryland corporation in exchange for approximately 93.8% of Cybrdi's common stock. A copy of the Agreement and Plan of Merger was filed on Form 8-k dated February 15, 2006. Shaanxi Chaoying was a shareholder of Cybrdi, Maryland.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition was due to the merger of Cybrdi, Inc. (a Maryland corporation) with Certron Corporation. These securities are being held for investment purposes of the reporting person. At this point the reporting person does not have any plans to engage in any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D, but reserves the right to engage in or plan to engage in any of these activities in the future.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, Mr. Bai may be deemed to be the beneficial owner of 9,156,397 shares, constituting approximately 18.15% of the shares of the Issuer, based upon the 50,456,567 shares outstanding as of May 31, 2006. Mr. Bai does not own any shares in his individual capacity. Xue Bu, the wife of Mr. Bai, does not own any shares of common stock in her individual capacity. Mr. Bai is the president, CEO and director of Shaanxi Chaoying Group, Inc. which is the beneficial owner of 9,156,397 shares of Cybrdi, Inc. common stock. As a result of his share ownership in Shanxi Chaoying and his position as on officer and director, Mr. Bai is deemed to have the right to vote and be the beneficial owner of the 9,156,397 shares. All of these shares were acquired for investment purposes pursuant to the agreement and plan of merger. Both Mr. Bai and Shaanxi Chaoying may acquire additional shares, dispose of all or some of these shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the shares. Since the date of issuance of the shares, neither Mr. Bai nor Shaanxi Chaoying has sold or purchased any additional shares of common stock nor has the issuer issued to Mr. Bai or any affiliate any additional shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Mr. Bai does not have any contract, arrangement, understanding or relationship with any person with respect to the shares to which this filing relates.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date          June 15, 2006

Signature     /s/ YanBiao Bai

Name/Title    YanBiao Bai, individually and as president of
              Shaanxi Chaoying Beauty Group, Inc.